SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 7)

                   Under the Securities Exchange Act of 1934*


                            Maguire Properties, Inc.
     ---------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    559775101
     ---------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
     ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 April 13, 2009
     ---------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



-------------------------------                              -------------------
CUSIP No. 559775101                                          Page 2 of 9 Pages
-------------------------------                              -------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Third Point LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    2,895,000
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,895,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,895,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARE                                                 [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.03%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



-------------------------------                              -------------------
CUSIP No. 559775101                                          Page 3 of 9 Pages
-------------------------------                              -------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    2,895,000
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,895,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,895,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARE                                                 [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.03%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



-------------------------------                              -------------------
CUSIP No. 559775101                                          Page 4 of 9 Pages
-------------------------------                              -------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Third Point Offshore Master Fund, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    2,406,200
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,406,200
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,406,200
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARE                                                 [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.01%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



-------------------------------                              -------------------
CUSIP No. 559775101                                          Page 5 of 9 Pages
-------------------------------                              -------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Third Point Advisors II L.L.C.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    2,406,200
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,406,200
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,406,200
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARE                                                 [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.01%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

     This Amendment No. 7 to Schedule 13D ("Amendment No. 7") amends the
Schedule 13D filed on April 1, 2008 (as amended by Amendment No. 1 thereto filed on May 21, 2008, Amendment No. 2 thereto filed on May 23, 2008, Amendment No. 3 thereto filed on June 26, 2008, Amendment No. 4 thereto filed on July 7, 2008, Amendment No. 5 thereto filed July 18, 2008, Amendment No. 6 thereto filed December 19, 2008 and this Amendment No. 7, the "Schedule 13D") and is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), Daniel S. Loeb, an individual ("Mr. Loeb"), Third Point Offshore Master Fund, L.P., a Cayman Islands exempted limited partnership (the "Offshore Master Fund") and Third Point Advisors II L.L.C., a Delaware limited liability company ("Advisors II" and together with the Management Company, Mr. Loeb and the Offshore Master Fund, the "Reporting Persons"). This Amendment No. 7 relates to the common stock, par value $0.01 per share (the "Common Stock"), of Maguire Properties, Inc., a Maryland corporation (the "Company"). The Management Company is the investment manager or adviser to a variety of funds and managed accounts (such funds and accounts, including the Offshore Master Fund, the "Funds"). The Funds directly own the Common Stock to which this
Schedule 13D relates, and Mr. Loeb and the Management Company may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

     As previously disclosed in Amendment No. 6, as of December 19, 2008, one of the Funds, Third Point Offshore Fund, Ltd., a Cayman Islands limited liability exempted company (the "Offshore Fund"), which was one of the original joint filers of the Schedule 13D, ceased to be the beneficial owner of more than 5% of the Common Stock. As of January 1, 2009, the Offshore Fund transferred all of its assets (including all its remaining interest in the Common Stock) to the Offshore Master Fund. On April 13, 2009, the Offshore Master Fund acquired additional shares of Common Stock increasing the number of shares of Common Stock it directly beneficially owns to more than 5% of the total number of shares of Common Stock then outstanding. As a result, this Amendment No. 7 is being filed to include the Offshore Master Fund and Advisors II as joint filers of the Schedule 13D. The Offshore Master Fund and Advisors II may be deemed to have beneficial ownership of more than 5% of the Common Stock by virtue of the Offshore Master Fund's acquisition of Common Stock from the Offshore Fund and its acquisition of additional shares in the open market. Advisors II is the general partner of the Offshore Master Fund and as such may be deemed to have beneficial ownership over the Common Stock owned by the Offshore Master Fund.

Item 2.   Identity and Background.

     Item 2(a) of the Schedule 13D is hereby amended by adding the following thereto:

     (a) Third Point Offshore Master Fund, L.P. (the "Offshore Master Fund") is organized as an exempted limited partnership under the laws of the Cayman Islands. Third Point Advisors II L.L.C. ("Advisors II") is organized as a limited liability company under the laws of the State of Delaware.

     Item 2(b) of the Schedule 13D is hereby amended by adding the following thereto:

     (b) The address of the principal business and principal office of the Offshore Master Fund is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands, British West Indies. The address of the principal business and principal office of Advisors II is 390 Park Avenue, New York, New York, 10022.

     Item 2(c) of the Schedule 13D is hereby amended by adding the following thereto:

     (c) The principal business of the Offshore Master Fund is to invest and trade in securities. The principal business of Advisors II is to serve as the general partner of the Offshore Master Fund.

     Item 2(d) of the Schedule 13D is hereby amended by adding the following thereto:

     (d) Neither the Offshore Master Fund nor, to the best of its knowledge, any of its directors, executive officers or general partner has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Advisors II nor, to the best of its knowledge, any of its directors, executive officers or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     Item 2(e) of the Schedule 13D is hereby amended by adding the following thereto:

     (e) Neither the Offshore Master Fund nor, to the best of its knowledge, any of its directors, executive officers or general partner has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Neither Advisors II nor, to the best of its knowledge, any of its directors, executive officers or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

     Item 3 of the Schedule 13D is hereby amended by adding the following:

     The Offshore Master Fund acquired all of the assets of the Offshore Fund including the Common Stock beneficially owned by the Offshore Fund in exchange for issuing its entire limited partnership interest to the Offshore Fund. The Offshore Master Fund expended an aggregate of approximately $238,500 of its own investment capital to acquire the 150,000 shares of Common Stock it purchased in the open market.

Item 5.   Interest in Securities of the Issuer

     Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

     (a) As of the date of this Schedule 13D, the Management Company and Mr. Loeb beneficially own 2,895,000 shares of Common Stock (the "Shares"). The Shares represent 6.03% of the 47,981,347 shares of Common Stock outstanding as of March 13, 2009, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008. The percentages used herein and in the rest of this Amendment No. 7 are calculated based upon such number of outstanding shares. As of the date of this Schedule 13D, the Offshore Master Fund directly beneficially owns 2,406,200 shares of Common Stock, representing 5.01% of the outstanding shares of Common Stock, and Advisors II, as general partner of the Offshore Master Fund, beneficially owns 2,406,200 shares of Common Stock, representing 5.01% of the outstanding shares of Common Stock. None of the other individual Funds owns a number of shares of Common Stock representing more than five percent of the total number of shares of Common Stock outstanding.

     Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

     (b) The Management Company and Mr. Loeb share voting and dispositive power over the 2,895,000 shares of Common Stock held directly by the Funds. The Management Company, Mr. Loeb and Advisors II share voting power and dispositive power over the 2,406,200 shares of Common Stock directly beneficially owned by the Offshore Master Fund.

     Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

     (c) Schedule A hereto sets forth certain information with respect to transactions by the Offshore Master Fund, at the direction of the Reporting Persons, in the Common Stock during the past 60 days. All of the transactions set forth on Schedule A were effected in open market transactions on the New York Stock Exchange. Except for the transactions set forth on Schedule A, during the past 60 days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended by adding the following thereto:

     On January 1, 2009, the Offshore Master Fund acquired all of the assets of the Offshore Fund (including the Common Stock beneficially owned by the Offshore
Fund), in exchange for the entire limited partnership interest of the Offshore Master Fund pursuant to an Assignment and Assumption Agreement and Bill of Sale, dated as of December 29, 2008, by and between the Offshore Fund and the Offshore Master Fund.

     Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 of the
Schedule 13D or between such persons and any other person with respect to any securities of the Company.

Item 7.   Material to be Filed as Exhibits

99.5. Joint Filing Agreement, dated as of April 16, 2009, by and among Third Point LLC, Daniel S. Loeb, Third Point Offshore Master Fund, L.P. and Third Point Advisors II L.L.C.


                         [Signatures on following page]

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  April 16, 2009



                              THIRD POINT LLC

                              By:   Daniel S. Loeb, Chief Executive Officer


                              By: /s/ William Song
                                 -----------------------------------------------
                                 Name:   William Song
                                 Title:  Attorney-in-Fact



                              DANIEL S. LOEB


                              By: /s/ William Song
                                 -----------------------------------------------
                                 Name:   William Song
                                 Title:  Attorney-in-Fact



                              THIRD POINT OFFSHORE MASTER FUND, L.P.

                              By:  Third Point Advisors II L.L.C.,
                                   its general partner
                              By:  Daniel S. Loeb, Managing Director


                              By: /s/ William Song
                                 -----------------------------------------------
                                 Name:   William Song
                                 Title:  Attorney-in-Fact






               [SIGNATURE PAGE TO AMENDMENT NO. 7 TO SCHEDULE 13D
                    WITH RESPECT TO MAGUIRE PROPERTIES, INC.]

                              THIRD POINT ADVISORS II L.L.C.

                              By:  Daniel S. Loeb, Managing Director


                              By: /s/ William Song
                                 -----------------------------------------------
                                 Name:   William Song
                                 Title:  Attorney-in-Fact

                                   Schedule A
                                   ----------


            (Transactions by the Offshore Master Fund in Common Stock
                            during the last 60 days)


     Date          Transaction            Shares             Price Per Share($)
     ----          -----------            ------             ------------------

--------------- ------------------- ---------------------- ---------------------
   3/12/09            (SELL)              (52,600)                  0.708
--------------- ------------------- ---------------------- ---------------------
   3/13/09            (SELL)              (73,400)                  0.757
--------------- ------------------- ---------------------- ---------------------
   4/13/09              BUY                150,000                   1.59
--------------- ------------------- ---------------------- ---------------------